UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

LOGICBIO THERAPEUTICS, INC.

(Name of Subject Company)

LOGICBIO THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

54142F102

(CUSIP Number of Class of Securities)

Gracie Aguero

Corporate Counsel

LogicBio Therapeutics, Inc.

65 Hayden Avenue, 2nd Floor

Lexington, MA 02421

(617) 245-0399

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Krishna Veeraraghavan

David S. Huntington

Kyle T. Seifried

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 18, 2022 (together with the exhibits thereto, the “Schedule 14D-9”) by LogicBio Therapeutics, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Camelot Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Alexion Pharmaceuticals, Inc., a Delaware corporation (“Parent”), to purchase, subject to the prior satisfaction or waiver of the Minimum Tender Condition, the Injunction Condition and the Key Employee Conditions (each as discussed in the Schedule 14D-9) and the satisfaction or waiver of certain other conditions, any and all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of the Company pursuant to the Agreement and Plan of Merger, dated as of October 3, 2022 (the “Merger Agreement”), by and among the Company, Parent and Purchaser at a price of $2.07 per Share, to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and other related materials, each as amended, supplemented or otherwise modified from prior to the date hereof, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on October 18, 2022.

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new subsection immediately prior to the subsection entitled “–Cautionary Statement Regarding Forward-Looking Statements” as follows:

“Final Results of the Offer and Completion of the Merger

The Offer and withdrawal rights expired as scheduled at one minute following 11:59 p.m., New York City time, on Tuesday, November 15, 2022, and the Offer was not extended. The depositary and paying agent for the Offer has advised Purchaser that, as of the Offer Expiration Time, a total of 26,951,294 Shares (excluding the Shares tendered pursuant to guaranteed delivery procedures that had not yet been “received,” as defined by Section 251(h)(6) of the DGCL) were validly tendered (and not validly withdrawn) pursuant to the Offer, representing approximately 81.76% of the issued and outstanding Shares as of Offer Expiration Time.

As of the Offer Expiration Time, the number of Shares validly tendered (and not validly withdrawn) pursuant to the Offer satisfied the Minimum Tender Condition, and all other Offer Conditions, including the Injunction Condition and the Key Employee Conditions, were satisfied or waived. Accordingly, Purchaser has irrevocably accepted for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer as of the Offer Expiration Time and will as promptly as practicable (and in any event within two business days) after the Offer Acceptance Time pay for all such Shares in accordance with the terms of the Offer.

As a result of its acceptance for payment of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement without a vote of the stockholders of the Company. Accordingly, Parent and Purchaser expect to complete the acquisition of the Company on Wednesday, November 16, 2022 by consummating the Merger, with the Company surviving the Merger as a wholly-owned subsidiary of Parent, pursuant to the Merger Agreement without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) irrevocably accepted for purchase by Purchaser in the Offer, (ii) owned by the Company (including as treasury stock) or owned by any direct or indirect wholly-owned subsidiary of the Company, in each case immediately prior to the Effective Time, (iii) owned by Parent or Purchaser or any direct or indirect wholly-owned subsidiary of Parent or (iv) held by holders who were entitled to demand appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be cancelled and converted into the right to receive the Merger Consideration. Shares described in clauses (i), (ii) and (iii) will be automatically cancelled and retired and will cease to exist at the Effective Time and will not be exchangeable for the Merger Consideration. Shares described in clause (iv) entitle their holders only to the rights granted to them under Section 262 of the DGCL.

At or as promptly as practicable following the Effective Time, Parent intends to cause the Surviving Corporation to delist the Shares from The Nasdaq Global Market, terminate the registration of the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and suspend the Surviving Corporation’s reporting obligations under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOGICBIO THERAPEUTICS, INC.

By:	/s/ Frederic Chereau
Name: Frederic Chereau
Title: President and Chief Executive Officer

Date: November 16, 2022